UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports an 8.5% increase in

February 2018 passenger traffic

•	The Monterrey (+8.6%), Culiacán (+27.3%), and Ciudad Juárez (+18.0%) airports contributed most to traffic growth
•	8 new routes opened in February

Monterrey, Mexico, March 6, 2018—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 8.5% in February 2018, as compared to February 2017. Domestic traffic increased 9.1%, and international traffic increased 5.1%.

Total Passengers*
	Feb-17	Feb-18	Change %	Jan-Feb 2017	Jan-Feb 2018	Change %
Domestic	1,166,196	1,272,319	9.1	2,445,527	2,609,754	6.7
International	211,770	222,626	5.1	449,008	470,812	4.9
OMA Total	1,377,966	1,494,945	8.5	2,894,535	3,080,566	6.4
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

During February 2018, domestic traffic increased in nine airports, with the largest increases in:

•	Monterrey (+8.8%; +48,618 passengers), with 47% of OMA’s domestic traffic, increased principally because of higher passenger traffic on the Cancún, Tijuana, Querétaro, Mexicali, Veracruz, Mexico City, Mérida, and Ciudad Juárez routes.
•	Culiacán (+28.2%; +37,193), OMA’s second largest airport, with 13% of domestic traffic, increased as a result of additional traffic on the Tijuana and Guadalajara routes.
•	Ciudad Juárez (+17.9%; +13,583), had increases on its Guadalajara and Monterrey routes.

In February, Interjet opened the Ciudad Juárez – Culiacán, Culiacán – Ciudad Juárez, Culiacán – Chihuahua, Chihuahua – Culiacán, Culiacán – Hermosillo, and Culiacán – La Paz routes; and TAR opened the Monterrey – Torreón, and Torreón – Monterrey routes.

International traffic also grew in nine airports in February, with the largest increase in Monterrey (+7.4%; +6,063 passengers), as a result of traffic increases on the Atlanta and Las Vegas routes.

Of total February traffic, 98.8% was commercial aviation and 1.2% was general aviation.

2

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

3

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Porfirio González Álvarez
Porfirio González Álvarez
Chief Executive Officer

Dated March 7, 2018